Exhibit 99.5

CONSENT OF EXPERT

The undersigned, on his own behalf and on behalf of Advisian/WorleyParsons Group, hereby consents to the references to, the information derived from, and the incorporation by reference of the report titled “Independent Technical Report for the Waterberg Project including Resource Update and Pre-Feasibility Study”, dated October 19, 2016 and to the references, as applicable, to the undersigned’s name and to Advisian/WorleyParsons Group included in or incorporated by reference in the Registration Statement on Form F-10 filed by Platinum Group Metals Ltd. (File No. 333-213985), and any amendments or supplements thereto and any registration statements filed pursuant to Rule 429 under the United States Securities Act of 1933, as amended.

“Robert Goosen”
Robert Goosen
Advisian/WorleyParsons Group
Date: October 19, 2016